EXHIBIT 3.1

                       ARTICLES OF INCORPORATION


Article I. Name

The name of this Florida corporation is Premier Supplements Corp.

Article II.  Address

The mailing address of the Corporation is:

         Premier Supplements Corp.
         340 Royal Palm Way, Suite 201
         Palm Beach, FL 33480

Article III.  Registered Agent

The name and address of the registered agent of the Corporation is:

         Don Mintmire, Esq.
         265 Sunrise Avenue
         Palm Beach, FL 33480

Article IV.  Board of Directors

The incorporator shall hold an organizational meeting or execute a written consent to elect a Board of Directors who shall complete the organization of the Corporation.

The affairs of the Corporation shall be managed by a Board of Directors consisting of no less than one director. The number of directors may be increased or decreased from time to time in accordance with the Bylaws of the Corporation. The election of directors shall be done in accordance with the Bylaws. The directors shall be protected from personal liability to the fullest extent permitted by applicable law.

Article V.  Capital Stock

The Corporation shall have the authority to issue 2,000 shares of common stock, par value $.01 per share.

Article VI.  Incorporator

The name and address of the incorporator is:

         Corporate Creations International, Inc.
         401 Ocean Drive, #312 (Door Code 125)
         Miami Beach, FL  33139-6629


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Article VII.  Corporate Existence

The corporate existence of the Corporation shall begin effective March
21, 1997.

The undersigned incorporator executed these Articles of Incorporation on March 21, 1997.


Corporate Creations International, Inc.

By: /s/ Kara O'Donnell
   -------------------------------
    Kara O'Donnell, Vice President